UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

March 28, 2018

Date of report (Date of earliest event reported)

RENASANT CORPORATION

(Exact name of registrant as specified in its charter)

Mississippi	001-13253	64-0676974
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

209 Troy Street, Tupelo, Mississippi 38804-4827

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (662) 680-1001

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On March 28, 2018, Renasant Corporation, a Mississippi corporation (“Renasant”), Renasant Bank, a Mississippi banking corporation (“Renasant Bank”), Brand Group Holdings, Inc., a Georgia corporation (“Brand”), and The Brand Banking Company, a Georgia banking corporation (“BrandBank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Brand will merge with and into Renasant, with Renasant continuing as the surviving corporation (the “Merger”). Immediately following the Merger, BrandBank will merge with and into Renasant Bank, with Renasant Bank continuing as the surviving banking corporation. The Merger Agreement has been unanimously approved by the Boards of Directors of each of Renasant and Brand.

At the effective time of the Merger, each outstanding share of Brand’s common stock, no par value per share (other than (1) any shares of Brand common stock owned by Brand, Renasant or any of their respective subsidiaries, except for shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity that are beneficially owned by third parties or as a result of debts previously contracted, and (2) any shares as to which dissenters rights have been exercised and maintained under the Georgia Business Corporation Code), will be converted into the right to receive (1) cash in the amount of $77.50 (the “Cash Consideration”) and (2) 32.87 shares (the “Exchange Ratio”) of Renasant common stock, par value $5.00 per share (the “Stock Consideration”; the Cash Consideration and the Stock Consideration are referred to collectively as the “Merger Consideration”). Cash will be paid in lieu of any fractional shares of Brand common stock based on the volume weighted average price of a share of Renasant common stock for the 20 consecutive trading days ending on the trading day prior to the date that the Merger is consummated.

At the effective time of the Merger, each in-the-money stock option granted under Brand’s equity incentive plan or otherwise will vest in full and be converted into the right to receive a cash payment equal to (1) the total number of shares of Brand common stock subject to such stock option multiplied by (2) the difference between $1,550 and the exercise price of the option (the “Cash Out Amount”), less applicable tax withholdings. Out-of-the-money Brand stock options outstanding at the effective time of the Merger will be cancelled for no consideration. At the effective time of the Merger, each outstanding restricted share of Brand common stock will fully vest and be converted into the right to receive the Merger Consideration.

The Merger Consideration and the Cash Out Amount are subject to adjustment under certain circumstances. If either (1) Brand or BrandBank sells any legacy nonperforming assets at any time prior to June 15, 2018 and the date that is 30 days prior to the closing date of the Merger, whichever is later, or (2) any such nonperforming assets remains an asset of Brand or BrandBank at the closing of the Merger, then the Merger Consideration and the $1,550 amount used to determine the Cash Out Amount will be adjusted on a dollar-for-dollar basis to reflect the sum of (1) the net amount of the consideration received from sales of any such nonperforming assets sold before the deadline set forth above exceeded or was less than the book value of the nonperforming assets sold and (2) the book value of any of such nonperforming assets that remain assets of Brand or BrandBank at the effective time of the Merger. In no event will the Merger Consideration or the Cash Out Amount be increased as a result of the foregoing adjustments.

The Merger is intended to qualify as a tax-free reorganization within the meaning of the Internal Revenue Code of 1986, as amended.

Prior to the effective time of the Merger, Renasant and Renasant Bank will take all appropriate actions to (1) increase the number of directors constituting Renasant’s board of directors by one and appoint a current director of Brand selected by Renasant after consultation with Brand, to Renasant’s board of directors and (2) increase the number of directors constituting Renasant Bank’s board of directors by two and appoint Bartow Morgan, Jr., the Chief Executive Officer of Brand and BrandBank, and a current director of BrandBank selected by Renasant Bank after consultation with BrandBank, to Renasant Bank’s board of directors. Renasant Bank has further agreed to re-elect each of the BrandBank appointees to its board of directors through its 2021 annual meeting, provided that such individual remains eligible to serve as a director of Renasant Bank under applicable law and regulation.

Renasant, Renasant Bank and Brand and BrandBank each have made customary representations and warranties in the Merger Agreement, and the parties have agreed to customary covenants, including, among other things, Brand’s agreement to conduct its business in the ordinary course and consistent with past practice and prudent banking practice or as required under the Merger Agreement and to comply with certain other operating covenants through the consummation of the Merger. The parties have agreed to cooperate in order to enable Renasant to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement/prospectus.

Subject to applicable fiduciary duties, Brand has agreed to convene a special meeting of its shareholders to consider the approval of the Merger and the adoption of the Merger Agreement, and its board of directors has agreed to recommend that Brand shareholders adopt the Merger Agreement and approve the Merger.

The Merger Agreement restricts the ability of Brand to solicit proposals relating to alternative business combination transactions, and, subject to certain exceptions, to enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.    However, prior to the special meeting of Brand shareholders, Brand may engage in negotiations or discussions with a party that has made an unsolicited bona fide written acquisition proposal, and may provide confidential or nonpublic information to such party, if and only to the extent that (1) Brand’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisor (as to financial matters), that (a) based on the information then available, such acquisition proposal is more favorable to Brand’s shareholders from a financial point of view than the transactions contemplated by the Merger Agreement and is reasonably likely to be consummated and (b) failure to take such action would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable law and (2) prior to providing any confidential or nonpublic information, Brand receives a confidentiality agreement from such person on customary terms and conditions.

Prior to obtaining the approval of the shareholders of Brand regarding the Merger Agreement and the Merger, Brand’s board of directors may make a change of recommendation or terminate the Merger Agreement to accept a superior proposal if the Board determines in good faith, after consultation with its legal counsel and financial advisors (as to financial matters), that failure to take such action would be reasonably likely to result in a violation of directors’ fiduciary duties under applicable law. Prior to taking such actions, Brand must give Renasant an opportunity to match such offer.

Consummation of the Merger is subject to the adoption of the Merger Agreement and the approval of the Merger by Brand shareholders as well as other customary conditions, such as (1) receipt of all regulatory approvals from, among others, various banking regulators, (2) effectiveness of the registration statement on Form S-4 for the Renasant common stock that will constitute the Stock Consideration, and (3) the absence of any law or order prohibiting the consummation of the Merger or making it illegal. Renasant is not required to consummate the Merger if Brand shareholders holding more than 5.0% of its outstanding common stock exercise dissenters’ rights (and do not withdraw or otherwise forfeit such rights). Finally, each party’s obligation to consummate the Merger is subject to certain other conditions, including (1) the accuracy of the representations and warranties of the other party, except (subject to limited exceptions) where the inaccuracy would not have a material adverse effect, (2) compliance by the other party with its covenants in all material respects, (3) the delivery of opinions from counsel to each of Renasant and Brand relating to the U.S. federal income tax treatment of the Merger and (4) the approval for listing on the NASDAQ Global Select Market, subject to notice of issuance, of the shares of Renasant common stock that will constitute the Stock Consideration. Subject to the receipt of all required approvals and the satisfaction of all other conditions, the Merger is expected to be completed early in the third quarter of 2018.

The Merger Agreement also provides for termination rights of both Renasant and Brand, under specified circumstances. Further, upon termination of the Merger Agreement under particular circumstances set forth in the Merger Agreement and depending on the circumstances, including the acceptance of a superior proposal, Brand may be required to pay Renasant a termination fee in the amount of $19,000,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Support Agreements

In connection with the execution of the Merger Agreement, each of the directors of Brand as well as certain shareholders of Brand entered into a support agreement in favor of Renasant and Brand.    Under these agreements, each director and each such shareholder has agreed to vote his, her or its shares of Brand common stock in favor of the Merger and to refrain from transferring his, her or its shares of Brand common stock prior to the vote on the Merger by Brand shareholders.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by reference to the support agreements themselves, the form of which is included as part of the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

Cautionary Statement

The foregoing summary of the Merger Agreement and other agreements referred to above, and the copy of the Merger Agreement and such other agreements filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein, are included solely to provide investors with information regarding the terms of the Merger Agreement and such other agreements. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates or otherwise to serve as a source of financial, business or operational information about Renasant or Brand. The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the other agreements included as a part thereof.

The Merger Agreement contains representations and warranties by Renasant and Renasant Bank and Brand and BrandBank that were made only for purposes of the Merger Agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; may be limited to the knowledge of specified officers of Renasant and Brand; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Renasant, Brand or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Renasant’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Renasant publicly files with the SEC.

Item 8.01	Other Events.

On March 29, 2018, Renasant and Brand held a conference call with financial analysts and interested investors to discuss the Merger. A transcript of the entire conference call is filed as Exhibit 99.1 to this Current Report on Form 8-K.

On March 30, 2018, Renasant added new information to the investor presentation regarding the Merger on its website, www.renasant.com, at the News and Market Date/Presentations link under the Investor Relations tab. The new information can be found on page 11 of the updated investor presentation. A copy of this new information is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein. The cautionary note regarding forward-looking statements found on page 2 of the investor presentation also applies to this new information.

Additional Information about the Renasant/Brand Transaction

This report is being made in respect of the proposed merger transaction involving Renasant and Brand. In connection with the proposed merger, Renasant intends to file a registration statement on Form S-4 that will include a proxy statement for Brand and a prospectus of Renasant, and Renasant will file other relevant documents concerning the proposed merger, with the Securities and Exchange Commission (the “SEC”). This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY

INVESTMENT DECISION, BRAND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, BRAND AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to shareholders of Brand. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents filed by Renasant (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Executive Vice President and Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This report contains various “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 about Renasant, Brand or the combined company that are subject to risks and uncertainties. Congress passed the Private Securities Litigation Reform Act of 1995 in an effort to encourage companies to provide information about their anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects a company from unwarranted litigation if actual results are different from management expectations. Forward-looking statements include information concerning the future financial performance, business strategy, projected plans and objectives of Renasant, Brand and the combined company. These statements are based upon the current beliefs and expectations of Renasant’s and Brand’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the control of Renasant’s or Brand’s management. Renasant’s, Brand’s or the combined company’s actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions, or future or conditional verbs such as “will,” “should,” “would,” and “could,” are generally forward-looking in nature and not historical facts. Investors should understand that, in addition to factors previously disclosed in Renasant’s reports filed with the SEC and those identified elsewhere in this report, forward-looking statements include, but are not limited to, statements about (1) the expected benefits of the transaction between Renasant and Brand, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (2) Renasant’s and Brand’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and Brand may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Brand’s shareholders may fail to approve the transaction; (7) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) inflation; (12) the cost and availability of capital; (13) customer acceptance of the combined company’s products and services; (14) customer borrowing, repayment, investment and deposit practices; (15) the introduction, withdrawal, success and timing of business initiatives; (16) the impact, extent, and timing of technological changes; (17) severe catastrophic events in the companies’ respective geographic area; (18) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (19) the U.S. legal and regulatory framework, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (20) the interest rate environment may compress margins and adversely affect net interest income; and (21) competition from other financial services companies in the companies’ markets could adversely affect operations.

Additional factors that could cause Renasant’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s reports (such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, Brand or the proposed merger or other matters and attributable to Renasant, Brand or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and Brand expressly disclaim any duty to update or revise any forward-looking statements, all of which are expressly qualified by the statements in this section.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of March 28, 2018 by and among Renasant Corporation, Renasant Bank, Brand Group Holdings, Inc. and The Brand Banking Company*

99.1	Transcript of conference call held on March 29, 2018

99.2	Information added to March 28, 2018 investor presentation

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT CORPORATION

Date: March 30, 2018	By:	/s/ E. Robinson McGraw
E. Robinson McGraw
Chairman and Chief Executive Officer